EXHIBIT I



TEEKAY LNG PARTNERS L.P.
Bayside House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY LNG PARTNERS
REPORTS THIRD QUARTER RESULTS

Highlights

- Declared a cash distribution of $20.6 million, or $0.53 per unit, for the third quarter
- Generated $20.4 million in distributable cash flow, up from $18.6 million in the same quarter of the prior year
- Net loss of $12.8 million includes a $21.6 million unrealized foreign exchange loss, which has no impact on cash flow

Nassau, The Bahamas, October 31, 2007 - Teekay LNG Partners L.P. (*Teekay LNG* or *the Partnership*) (NYSE: TGP) today reported a net loss of $12.8 million for the quarter ended September 30, 2007, compared to net income of $12.6 million for the same period last year. The results for the third quarters of 2007 and 2006 included a $21.6 million foreign currency translation loss and a $3.8 million foreign currency translation gain, respectively, primarily relating to long-term debt denominated in Euros.

Net loss for the nine months ended September 30, 2007 was $8.9 million, compared to a net loss of $2.2 million for the same period last year. The results for the nine months ended September 30, 2007 and 2006 included foreign currency translation losses of $32.0 million and $24.4 million, respectively, primarily relating to long-term debt denominated in Euros.

The Partnership's Euro-denominated revenues currently approximate its Euro-denominated expenses and debt service costs. As a result, the Partnership currently is not exposed materially to foreign currency fluctuations. However, for accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership's cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency exchange gains or losses in the income statement, as reflected in the foreign currency exchange losses discussed above for the three and nine months ended September 30, 2007 and 2006, respectively.

Declaration of Cash Distribution

During the three months ended September 30, 2007, the Partnership generated $20.4 million in distributable cash flow[1], up from $18.6 million during the third quarter 2006. For the quarter ended September 30, 2007, the Partnership declared a cash distribution of $0.53 per unit, representing a total cash distribution of $20.6 million. The cash distribution is payable on November 14, 2007 to all unitholders of record on November 7, 2007.

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(1) Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix A for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

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Operating Results

The following table highlights certain financial information for Teekay LNG's segments; the Liquefied Gas Segment and the Suezmax Segment (please read the "Teekay LNG Partners' Fleet" section of this release below and *Appendix B* for further details):

	Three Months Ended September 30, 2007 (unaudited)			Three Months Ended September 30, 2006 (unaudited)		
(in thousands of U.S. dollars)	Liquefied Gas Segment	Suezmax Segment	Total	Liquefied Gas Segment	Suezmax Segment	Total
Net voyage revenues	43,166	20,233	63,399	24,831	21,202	46,033
Vessel operating expenses	7,977	5,958	13,935	4,297	5,235	9,532
Depreciation & amortization	11,490	5,011	16,501	7,959	5,013	12,972
Cash flow from vessel operations*	33,526	12,407	45,933	19,319	14,318	33,637

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership's web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership's Liquefied Gas Segment increased to $33.5 million for the third quarter of 2007, compared to $19.3 million for the third quarter of 2006, primarily due to the delivery of the three RasGas II LNG carriers, which commenced their 20-year fixed-rate charters in the fourth quarter of 2006 and the first quarter of 2007, and the acquisition of the *Dania Spirit* LPG carrier from Teekay in January 2007, partially offset by 31 days of off-hire for a scheduled drydock of one of the LNG carriers in the third quarter of 2007.

Suezmax Segment

Cash flow from vessel operations from the Partnership's Suezmax tankers decreased to $12.4 million for the third quarter of 2007, compared to $14.3 million for the third quarter of 2006, primarily due to a decrease in revenues earned by the *Teide Spirit* (the time charter for the *Teide Spirit* contains a profit share component, which provides for additional revenues to the Partnership beyond the fixed-hire rate when spot freight rates exceed a certain threshold level). Spot tanker rates were lower in the third quarter of 2007, compared to the same period last year.

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Future LNG/LPG Projects

Below is a summary of LNG and LPG newbuildings which the Partnership has agreed to, or has the right to, acquire:

RasGas 3

The Partnership has agreed to acquire Teekay's 40% interest in four 217,000 cubic meter LNG newbuilding carriers scheduled to deliver during the second quarter of 2008. Upon their deliveries, the vessels will provide transportation services to Ras Laffan Liquefied Natural Gas Co. Limited (3) (*RasGas 3*), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum, at fixed rates, with inflation adjustments, for a period of 25 years, with options exercisable by RasGas 3 to extend up to a total of 35 years. Teekay's joint venture partner, Qatar Gas Transport Company, owns the remaining 60% interest in these vessels.

Skaugen LPG Carriers

The Partnership has agreed to acquire three LPG carriers from IM Skaugen ASA Group (*Skaugen*) that are currently under construction and will be purchased upon their delivery from the shipyard in mid-2008 and mid-2009. Upon their delivery, the vessels will commence service under 15-year fixed-rate charters to Skaugen.

Tangguh

The Partnership has agreed to acquire Teekay's 70% interest in two 155,000 cubic meter LNG newbuilding carriers scheduled to deliver during late 2008 and early 2009. Upon their deliveries, the vessels will provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner owns the remaining 30% interest in these vessels.

Angola LNG

As previously announced, a consortium in which Teekay has a 33% interest, signed a letter of intent to charter four newbuilding LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, and Total. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Final award of this charter is expected in December 2007. Teekay is obligated to offer Teekay LNG its interest in these vessels and related charter contracts.

Teekay LNG's Fleet

The following table summarizes the Partnership's fleet as of September 30, 2007:

	Number of Vessels		
	Delivered Vessels	**Committed Vessels**	**Total**
LNG Carrier Fleet	7	6[1]	13
LPG Carrier Fleet	1	3[2]	4
Suezmax Tanker Fleet	8	-	8
Total	**16**	**9**	**25**

(1) Represents the 40% interest in four LNG newbuilding carriers relating to the RasGas 3 LNG project and the 70% interest in two LNG newbuilding carriers relating to the Tangguh LNG project, as described above.
(2) Represents the three Skaugen LPG carriers currently under construction, as described above.

Liquidity

As of September 30, 2007, the Partnership had total liquidity of $486.3 million, comprising $40.9 million in cash and cash equivalents and $445.4 million in undrawn medium-term revolving credit facilities, up from total liquidity of $451.8 million in the previous quarter.

About Teekay LNG Partners L.P.

Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of thirteen LNG carriers, four LPG carriers and eight Suezmax class crude oil tankers. Six of the thirteen LNG carriers are newbuildings scheduled for delivery between mid-2008 and early 2009. Three of the four LPG carriers are newbuildings scheduled for delivery between early 2008 and mid-2009.

Teekay LNG Partners' common units trade on the New York Stock Exchange under the symbol "TGP".

Earnings Conference Call

The Partnership plans to host a conference call at 11:00 a.m. ET on Friday, November 2, 2007, to discuss the Partnership's results and the outlook for its business activities. All unitholders and interested parties are invited to listen to the live conference call and view the Partnership's earnings presentation through the Partnership's web site at www.teekaylng.com. The Partnership plans to make available a recording of the conference call until midnight November 9, 2007 by dialing (866) 203-1112 or (647) 436-0148, access code 1408463, or via the Partnership's web site until December 2, 2007.

For Investor Relations enquiries contact:
Dave Drummond
Tel: +1 (604) 609-6442

For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605

Web site: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Nine Months Ended	
	September 30, 2007 (unaudited)	June 30, 2007 (unaudited)	September 30, 2006 (unaudited)	September 30, 2007 (unaudited)	September 30, 2006 (unaudited)
VOYAGE REVENUES	63,716	65,282	46,696	187,327	133,371
OPERATING EXPENSES					
Voyage expenses	317	274	663	857	1,590
Vessel operating expenses	13,935	13,930	9,532	41,686	28,260
Depreciation and amortization	16,501	16,555	12,972	48,875	38,374
General and administrative	3,531	3,759	2,864	10,808	8,957
	34,284	34,518	26,031	102,226	77,181
Income from vessel operations	29,432	30,764	20,665	85,101	56,190
OTHER ITEMS					
Interest expense	(32,651)	(35,819)	(22,282)	(98,817)	(62,287)
Interest income	12,219	13,020	9,881	36,336	26,761
Income tax recovery (expense)	91	(209)	180	(571)	558
Foreign exchange (loss) gain	(21,555)	(5,682)	3,752	(32,037)	(24,401)
Other (loss) income – net	(315)	387	389	1,072	1,006
	(42,211)	(28,303)	(8,080)	(94,017)	(58,363)
Net (loss) income	(12,779)	2,461	12,585	(8,916)	(2,173)
Limited partners' units outstanding:					
Weighted-average number of common units outstanding					
- Basic and diluted	22,540,547	21,327,360	20,238,072	21,377,910	20,238,072
Weighted-average number of subordinated units outstanding					
- Basic and diluted	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
Weighted-average number of total units outstanding					
- Basic and diluted	37,275,119	36,061,932	34,972,644	36,112,482	34,972,644

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS [1]
(in thousands of U.S. dollars)


	As at September 30, 2007 (unaudited)	As at December 31, 2006 (unaudited)
ASSETS		
Cash and cash equivalents	40,893	28,871
Restricted cash – current	30,777	55,009
Other current assets	22,551	15,937
Restricted cash – long-term	675,810	615,749
Vessels and equipment	1,608,851	1,316,836
Advances on newbuilding contracts	235,606	84,184
Other assets	424,487	215,484
Intangible assets	153,217	160,064
Goodwill	39,279	39,279
Total Assets	3,231,471	2,531,413
LIABILITIES AND PARTNERS' EQUITY		
Accounts payable and accrued liabilities	45,626	25,376
Current portion of long-term debt and capital leases	193,325	181,197
Current portion of long-term debt related to newbuilding vessels to be delivered	2,504	-
Advances from affiliates	40,541	38,939
Long-term debt and capital leases	1,597,694	1,021,182
Long-term debt related to newbuilding vessels to be delivered	385,769	266,340
Other long-term liabilities	63,192	114,153
Minority interest [2]	162,211	165,729
Partners' equity	740,609	718,497
Total Liabilities and Partners' Equity	3,231,471	2,531,413

(1) With the Partnership's agreement on November 1, 2006 to acquire Teekay Corporation's 70% and 40% interests in the Tangguh and RasGas 3 projects, respectively, the Partnership is required to consolidate Tangguh and equity account for its investment in RasGas 3 under U.S. generally accepted accounting principles.

(2) As the Partnership is consolidating the Tangguh and RasGas 3 projects and it has not yet acquired those interests as described in note (1) above, minority interest includes 100% of the equity interest in the Tangguh project and the Partnership's 40% equity interest in the RasGas 3 project.


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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended September 30,	
	2007 (unaudited)	2006 (unaudited)
Cash and cash equivalents provided by (used for)		
OPERATING ACTIVITIES		
Net operating cash flow	81,406	59,416
FINANCING ACTIVITIES		
Proceeds from long-term debt	534,561	138,176
Scheduled repayments of long-term debt	(28,500)	(12,804)
Prepayments of long-term debt	(188,000)	(41,000)
Increase in restricted cash	(12,817)	(436,808)
Advances from affiliate	-	20,040
Advances from joint venture partners	44,214	-
Repayment of joint venture partner advances	(21,627)	-
Cash distributions paid	(53,564)	(47,731)
Proceeds from issuance of units	86,044	(141)
Other	(1,952)	(4,584)
Net financing cash flow	358,359	(384,852)
INVESTING ACTIVITIES		
Advances to joint ventures	(187,618)	-
Purchase of Teekay Nakilat Holdings Corporation	(66,096)	-
Purchase of Dania Spirit L.L.C.	(18,546)	-
Expenditures for vessels and equipment	(155,483)	(1,413)
Proceeds from sale of vessels and equipment	-	312,972
Net investing cash flow	(427,743)	311,559
Increase (decrease) in cash and cash equivalents	12,022	(13,877)
Cash and cash equivalents, beginning of the period	28,871	34,469
Cash and cash equivalents, end of the period	40,893	20,592

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TEEKAY LNG PARTNERS L.P.
APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow *(DCF)*

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash interest expense, minority interest, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership's capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

	Three Months Ended September 30, 2007 (unaudited)
Net loss	(12,779)
Add:	
Depreciation and amortization	16,501
Foreign exchange loss	21,555
Non-cash interest expense	3,692
Minority interest expense	254
Less:	
Estimated maintenance capital expenditures	6,647
Income tax recovery	91
Minority owners' share of DCF before estimated maintenance capital expenditures	2,044
Distributable cash flow	20,441

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TEEKAY LNG PARTNERS L.P.
APPENDIX B - SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended September 30, 2007 (unaudited)		
	Liquefied Gas Segment	Suezmax Segment	Total
Net voyage revenues [1]	43,166	20,233	63,399
Vessel operating expenses	7,977	5,958	13,935
Depreciation and amortization	11,490	5,011	16,501
General and administrative	1,663	1,868	3,531
Income from vessel operations	22,036	7,396	29,432

	Three Months Ended September 30, 2006 (unaudited)		
	Liquefied Gas Segment	Suezmax Segment	Total
Net voyage revenues [1]	24,831	21,202	46,033
Vessel operating expenses	4,297	5,235	9,532
Depreciation and amortization	7,959	5,013	12,972
General and administrative	1,215	1,649	2,864
Income from vessel operations	11,360	9,305	20,665

(1) Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership's web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the Partnership's future growth prospects; Teekay being awarded LNG vessels and associated long-term contracts to service the Angola LNG Project and offering its interest in these vessels to the Partnership; the timing of the commencement of the RasGas 3 and Tangguh LNG projects; the timing of LNG and LPG newbuilding deliveries; and the Partnership's exposure to foreign currency fluctuations, particularly in Euros. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the unit price of equity offerings to finance acquisitions, changes in production of LNG or LPG, either generally or in particular regions; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential that the conditions relating to the final award of the charter contracts for the Angola LNG Project are not met; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; LNG and LPG project delays, shipyard production delays; the Partnership's ability to raise financing to purchase additional vessels or to pursue LNG or LPG projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2006. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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